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COMMONWEALTH BANK ANNOUNCES APPOINTMENT OF NEW DIRECTOR
Dr John Schubert, Chairman of Commonwealth Bank of Australia announced the appointment of Harrison Young as Director of the Bank.
Harrison Young has significant investment banking and regulatory experience in Australia, Asia and the USA. He has been Chairman of Morgan Stanley Dean Witter Australia Limited since 2003. From 1997 to 2003, he was a Managing Director and Vice Chairman of Morgan Stanley Asia, based in Hong Kong. Prior to that he spent 2 years in Beijing as chief executive of China International Capital Corporation, a joint venture investment bank in which Morgan Stanley has an investment. From 1991 to 1994 he was with the Federal Deposit Insurance Corporation in Washington DC, where he established the Division which handled 266 bank failures over 3 years.
Dr Schubert said, “Harrison will bring to the Board broad international banking business experience. We look forward to his contribution as a Director of the Bank”.
ENDS
Bryan Fitzgerald
General Manager, Media
(02) 9378 2663